Exhibit 99.1

NEWS RELEASE	Silicon Motion Announces Results for the Period Ended September 30, 2020

Financial Highlights

	3Q 2020 GAAP	3Q 2020 Non-GAAP
• Net sales	$126.0 million (-8% Q/Q, +14% Y/Y)	$126.0 million (-8% Q/Q, +11% Y/Y)
• Gross margin	49.1%	49.1%
• Operating margin	20.5%	23.0%
• Earnings per diluted ADS	$0.70	$0.76

Business Highlights

•	SSD controller sales increased about 20% Q/Q and Y/Y

•	eMMC+UFS controller sales declined about 50% Q/Q and about 10% Y/Y

•	SSD solutions sales declined about 10% Q/Q and increased about 50% Y/Y

•	Repurchased $25.0 million of ADSs

•	PCIe Gen4 SSD controller design-wins with over 10 customers, including 5 NAND flash makers

TAIPEI, Taiwan and MILPITAS, Calif., November 3, 2020 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended September 30, 2020. For the third quarter, net sales (GAAP) decreased sequentially to $126.0 million from $136.8 million in second quarter 2020. Net income (GAAP) decreased to $24.3 million or $0.70 per diluted ADS (GAAP) from net income (GAAP) of $28.2 million or $0.80 per diluted ADS (GAAP) in second quarter 2020.

For the third quarter, net income (non-GAAP) decreased to $26.7 million or $0.76 per diluted ADS (non-GAAP) from net income (non-GAAP) of $28.6 million or $0.81 per diluted ADS (non-GAAP) in second quarter 2020.

Third Quarter 2020 Review

“Our third quarter results exceeded expectations due to stronger sales of SSD controllers,” said Wallace Kou, President and CEO of Silicon Motion. “And as expected, our eMMC+UFS controller sales declined significantly due to a temporary customer inventory adjustment, while our SSD solutions sales were softer than anticipated.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	3Q 2020	2Q 2020	3Q 2019	3Q 2020	2Q 2020	3Q 2019
Revenue	$126.0	$136.8	$110.5	$126.0	$136.8	$113.2
Gross profit	$61.8	$68.4	$54.8	$61.9	$68.4	$56.4
Percent of revenue	49.1%	50.0%	49.6%	49.1%	50.0%	49.8%
Operating expenses	$36.0	$38.3	$50.2	$32.9	$38.0	$31.4
Operating income	$25.8	$30.1	$4.6	$29.0	$30.4	$25.0
Percent of revenue	20.5%	22.0%	4.1%	23.0%	22.2%	22.1%
Earnings per diluted ADS	$0.70	$0.80	$0.12	$0.76	$0.81	$0.69

Other Financial Information

(in millions)	3Q 2020	2Q 2020	3Q 2019
Cash, cash equivalents, restricted cash and short-term investments—end of period	$368.4	$379.7	$337.9
Routine capital expenditures	$2.6	$4.1	$3.9
Dividend payments	$12.3	$12.3	$10.0

During the third quarter, we had $2.6 million of capital expenditures for the routine purchase of software, design tools and other items.

Returning Value to Shareholders

On October 25, 2019, our Board of Directors declared a $1.40 per ADS annual dividend to be paid in quarterly installments of $0.35 per ADS. On August 20, 2020, we paid $12.3 million to shareholders as the fourth installment of our annual dividend. On October 26, 2020, our Board of Directors declared a $1.40 per ADS annual dividend to be paid in quarterly installments of $0.35 per ADS. The first installment of our annual dividend will be paid on November 25, 2020.

On November 21, 2018, we announced that our Board of Directors had authorized a new program for the Company to repurchase up to $200 million of our ADS over a 24-month period. In the third quarter, we purchased $25.0 million of our ADSs at an average price of $39.91 per ADS. Since the start of this program, we have repurchased $84.8 million of our ADSs and $115.2 million remains unused under the program. On October 26, 2020, the Board of Directors of the Company authorized the extension of the expiration of this program to November 21, 2021.

Business Outlook

“We expect our fourth quarter revenue to rebound as SSD controller sales strengthen further,” said Wallace Kou, President and CEO of Silicon Motion. “In addition, our eMMC+UFS controllers are making good progress towards recovery in the fourth quarter while SSD solutions are expected to be seasonally down. We expect our fourth quarter to be a solid finish to an unpredictable year and a good foundation for a stronger 2021.”

For the fourth quarter of 2020, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$130m to $139m 3% to 10% Q/Q	—	$130m to $139m 3% to 10% Q/Q
Gross margin	47.9% to 49.9%	Approximately $0.2m*	48.0% to 50.0%
Operating margin	12.3% to 14.4%	Approximately $8.4m to $9.4m**	19.5% to 20.5%

*	Projected gross margin (non-GAAP) excludes $0.2 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $8.4 million to $9.4 million of stock-based compensation.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on November 3, 2020.

Speakers:

Wallace Kou, President & CEO

Riyadh Lai, CFO

Chris Chaney, Director of Investor Relations & Strategy

Conference Call Details

Participants must register in advance to join the conference using the link provided below and should dial in 10 minutes prior to the call start time. Conference access information (including dial-in numbers, the passcode, and a unique access pin) will be provided in the email received upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/4868134

Replay Numbers (for 7 days):

USA (Toll Free):	1 855 452 5696
USA (Toll):	1 646 254 3697
Participant Passcode:	4868134

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

SSD solutions restructuring are charges relate to the restructuring of our underperforming Shannon and Bigtera product lines and include goodwill and intangible assets impairment expenses, the write-down of NAND flash and SSD inventory valuation and customer sales returns and accounts receivable attributable to these product lines.

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Amortization of intangible assets consist of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Gain on disposal of long-term investments relate to gains from our sale of FCI, our specialty RF IC product line, and the sale of our investment in ProGrade, a professional-grade memory card manufacturer.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Nine Months Ended
	Sep. 30, 2019 ($)	Jun. 30, 2020 ($)	Sep. 30, 2020 ($)	Sep. 30, 2019 ($)	Sep. 30, 2020 ($)
Net Sales	110,518	136,811	126,043	304,058	395,624
Cost of sales	55,727	68,417	64,217	155,519	201,512

Gross profit	54,791	68,394	61,826	148,539	194,112
Operating expenses
Research & development	24,439	28,901	26,378	76,394	84,624
Sales & marketing	5,922	5,823	6,077	18,990	18,394
General & administrative	3,648	3,531	3,528	11,593	11,019
Amortization of intangible assets	255	—	—	766	—
Impairment of goodwill and intangible assets	15,970	—	—	15,970	—

Operating income	4,557	30,139	25,843	24,826	80,075
Non-operating income (expense)
Interest income, net	1,751	1,323	841	5,187	3,896
Gain on disposal of long-term investments	38	—	—	12,941	—
Foreign exchange gain (loss), net	(362)	(142)	551	64	(72)
Others, net	6	6	(6)	59	15

Subtotal	1,433	1,187	1,386	18,251	3,839

Income before income tax	5,990	31,326	27,229	43,077	83,914
Income tax expense	1,777	3,115	2,962	4,108	5,522

Net income	4,213	28,211	24,267	38,969	78,392

Earnings per basic ADS	0.12	0.80	0.70	1.10	2.24
Earnings per diluted ADS	0.12	0.80	0.70	1.10	2.24

Margin Analysis:
Gross margin	49.6%	50.0%	49.1%	48.9%	49.1%
Operating margin	4.1%	22.0%	20.5%	8.2%	20.2%
Net margin	3.8%	20.6%	19.3%	12.8%	19.8%

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Nine Months Ended
	Sep. 30, 2019 ($)	Jun. 30, 2020 ($)	Sep. 30, 2020 ($)	Sep. 30, 2019 ($)	Sep. 30, 2020 ($)
Gross profit (GAAP)	54,791	68,394	61,826	148,539	194,112
Gross margin (GAAP)	49.6%	50.0%	49.1%	48.9%	49.1%
Stock-based compensation (A)	50	3	55	164	96
SSD solutions restructuring	1,572	—	—	6,557	—
Gross profit (non-GAAP) (B)	56,413	68,397	61,881	155,260	194,208
Gross margin (non-GAAP) (C)	49.8%	50.0%	49.1%	50.6%	49.1%

Operating expenses (GAAP)	50,234	38,255	35,983	123,713	114,037
Stock-based compensation (A)	(2,561)	(243)	(3,076)	(7,077)	(5,763)
Amortization of intangible assets	(255)	—	—	(766)	—
SSD solutions restructuring	(15,970)	—	—	(15,970)	—
Litigation expense	—	—	—	2	—
Operating expenses (non-GAAP) (B)	31,448	38,012	32,907	99,902	108,274

Operating profit (GAAP)	4,557	30,139	25,843	24,826	80,075
Operating margin (GAAP)	4.1%	22.0%	20.5%	8.2%	20.2%
Total adjustments to operating profit	20,408	246	3,131	30,532	5,859
Operating profit (non-GAAP) (B)	24,965	30,385	28,974	55,358	85,934
Operating margin (non-GAAP) (C)	22.1%	22.2%	23.0%	18.1%	21.7%

Non-operating income (expense) (GAAP)	1,433	1,187	1,386	18,251	3,839
Foreign exchange loss (gain), net	362	142	(551)	(64)	72
Gain on disposal of long-term investments	(38)	—	—	(12,941)	—
Non-operating income (expense) (non-GAAP) (B)	1,757	1,329	835	5,246	3,911

Net income (GAAP)	4,213	28,211	24,267	38,969	78,392
Total pre-tax impact of non-GAAP adjustments (B)	20,732	388	2,580	17,527	5,931
Income tax impact of non-GAAP adjustments (B)	(521)	2	(171)	(1,279)	(693)
Net income (non-GAAP) (B), (C)	24,424	28,601	26,676	55,217	83,630

Earnings per diluted ADS (GAAP)	$0.12	$0.80	$0.70	$1.10	$2.24

Earnings per diluted ADS (non-GAAP) (B), (C)	$0.69	$0.81	$0.76		$1.56	$2.38

Shares used in computing earnings per diluted ADS (GAAP)	35,153	35,164	34,891		35,388	35,061
Non-GAAP Adjustments	139	36	163		84	88
Shares used in computing earnings per diluted ADS (non-GAAP)	35,292	35,200	35,054		35,472	35,149

(A) Excludes stock-based compensation as follows:
Cost of Sales	50	3	55		164	96
Research & development	1,811	118	2,163		4,750	3,937
Sales & marketing	320	85	405		999	825
General & administrative	430	40	508		1,328	1,001

(B) FCI divestiture items previously excluded from non-GAAP:
Revenue	—	—	—		10,359	—
Gross Profit	—	—	—		5,687	—
Operating Expenses	—	—	—		8,542	—
Operating Profit	—	—	—		(2,855)	—
Non-Operating Income	—	—	—		9	—
Taxes	—	—	—		8	—
Net income	—	—	—		(2,854)	—
EPS	—	—	—		(0.08)	—

(C) Reconciliation with previous non-GAAP disclosures:
Revenue (GAAP)	110,518	136,811	126,043		304,058	395,624
SSD solutions restructuring	2,656	—	—		2,656	—
Revenue (non-GAAP)	113,174	136,811	126,043		306,714	395,624
FCI	—	—	—		(10,359)	—
Revenue (non-GAAP) less FCI	113,174	136,811	126,043		296,355	395,624
Gross Margin (non-GAAP) less FCI	49.8%	50.0%	49.1%		50.5%	49.1%
Operating Margin (non-GAAP) less FCI	22.1%	22.2%	23.0%		19.7%	21.7%
EPS (non-GAAP) less FCI	$0.69	$0.81	$0.76	US$	1.64	$2.38

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Sep. 30 2019 ($)	Jun. 30, 2020 ($)	Sep. 30, 2020 ($)

Cash and cash equivalents	308,191	350,790	341,281
Short-term investments	4,664	3,876	1,951
Accounts receivable (net)	90,332	93,825	95,519
Inventories	87,840	103,835	107,426
Refundable deposits – current	24,078	24,089	24,094
Prepaid expenses and other current assets	17,903	23,778	24,643

Total current assets	533,008	600,193	594,914
Long-term investments	3,000	5,000	5,000
Property and equipment (net)	98,749	102,156	102,046
Goodwill and intangible assets (net)	17,489	17,489	17,489
Other assets	14,002	11,556	10,984

Total assets	666,248	736,394	730,433

Accounts payable	32,457	34,209	37,148
Income tax payable	1,293	3,642	5,870
Accrued expenses and other current liabilities	48,200	78,244	65,500

Total current liabilities	81,950	116,095	108,518
Other liabilities	31,810	27,202	26,207

Total liabilities	113,760	143,297	134,725
Shareholders’ equity	552,488	593,097	595,708

Total liabilities & shareholders’ equity	666,248	736,394	730,433

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended			For Nine Months Ended
	Sep. 30, 2019 ($)	Jun. 30, 2020 ($)	Sep. 30, 2020 ($)	Sep. 30, 2019 ($)	Sep. 30, 2020 ($)
Net income	4,213	28,211	24,267	38,969	78,392
Depreciation & amortization	3,244	3,363	3,322	9,865	9,922
Stock-based compensation	2,611	246	3,131	7,241	5,859
Goodwill & intangible assets impairment	15,970	—	—	15,970	—
Investment impairment, losses & disposals	(44)	33	1	(12,989)	7
Changes in operating assets and liabilities	(21,925)	(6,151)	(552)	(12,694)	1,287
Others	11	(1)	22	19	35

Net cash provided by operating activities	4,080	25,701	30,191	46,381	95,502

Purchase of property & equipment	(3,925)	(4,134)	(2,618)	(8,049)	(13,148)
Purchase of long-term investments	—	(2,000)	—	—	(2,000)
Disposal of long-term investments	38	—	—	45,742	0

Net cash provided by (used in) investing activities	(3,887)	(6,134)	(2,618)	37,693	(15,148)

Dividend payments	(10,009)	(12,278)	(12,280)	(31,882)	(36,835)
Share repurchases	(25,015)	—	(25,013)	(25,015)	(25,013)

Net cash used in financing activities	(35,024)	(12,278)	(37,293)	(56,897)	(61,848)

Net increase (decrease) in cash, cash equivalents & restricted cash	(34,831)	7,289	(9,720)	27,177	18,506
Effect of foreign exchange changes	(24)	(550)	323	(1,024)	(342)
Cash, cash equivalents & restricted cash—beginning of period	368,135	369,075	375,814	307,127	348,253

Cash, cash equivalents & restricted cash—end of period	333,280	375,814	366,417	333,280	366,417

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and our controllers are widely used in storage products such as SSDs and eMMC+UFS devices, which are found in data centers, PCs, smartphones, and commercial and industrial applications. We have shipped over six billion NAND controllers in the last ten years, more than any other company in the world. We also supply customized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected fourth quarter of 2020 and full year 2020 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter of 2020 and full year 2020. Forward-looking statements also include, without limitation, statements regarding trends in the semiconductor or consumer electronics markets and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes together with any uncertainties associated with the ongoing global outbreak of COVID-19; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 12, 2020. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Christopher Chaney	Selina Hsieh
Director, Investor Relations & Strategy	Investor Relations
E-mail: CChaney@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

E-mail: sara.hsu@siliconmotion.com